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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Softbrands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83402A107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 83402A107	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Resource Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 shares
6. Shared Voting Power 11,661,775 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 11,661,775 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,661,775 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83402A107	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRP Partners IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 shares
6. Shared Voting Power 11,661,775 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 11,661,775 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,661,775 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83402A107	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Ammerman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 shares
6. Shared Voting Power 11,661,775 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 11,661,775 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,661,775 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.76%
12.	Type of Reporting Person (See Instructions) IN

Schedule 13G/A

Item 1(a).	Name of Issuer: Softbrands, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Two Meridian Crossings, Suite 800 Minneapolis, MN 55423

Item 2(a).	Names of Persons Filing: Capital Resource Partners IV, L.P. (“CRP IV”), CRP Partners IV, L.L.C. (“CRP-GP IV”) and Robert C. Ammerman (“Ammerman”). The persons named in this paragraph are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of the Reporting Persons is Capital Resource Partners, 200 State Street, Boston, MA 02109.

Item 2(c).	Citizenship: CRP IV is a limited partnership organized under the laws of the State of Delaware. CRP-GP IV is a limited liability company organized under the laws of the State of Delaware. Ammerman is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.01 Par Value Per Share

Item 2(e).	CUSIP Number: 83402A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

Page 5 of 9 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of December 31, 2008, CRP IV was the record holder of 11,661,775 shares of Common Stock (the “Record Shares”).

By virtue of the affiliate relationship among CRP IV and CRP-GP IV, CRP-GP IV may be deemed to own beneficially all of the Record Shares. In his capacity as a managing member of CRP-GP IV, Ammerman may be deemed to own beneficially all of the Record Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership, except to the extent of its pecuniary interest therein, if any, of any shares of Common Stock of SoftBrands, Inc., except in the case of CRP IV for the 11,661,775 shares that it holds.

(b)	Percent of Class:

Each Reporting Person: 21.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:
0 shares for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:
11,661,775 shares for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of
0 shares for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of
11,661,775 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 9, 2009

CAPITAL RESOURCE PARTNERS IV, L.P. By: CRP Partners IV, L.L.C., its General Partner		CRP PARTNERS IV, L.L.C.

By:	*	By:	*
	Robert C. Ammerman Managing Member		Robert C. Ammerman Managing Member

*
Robert C. Ammerman

/s/ Jeffrey Potter
Jeffrey Potter, as attorney-in-fact

Page 7 of 9 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Softbrands, Inc.

EXECUTED as a sealed instrument this 9th day of February, 2009.

CAPITAL RESOURCE PARTNERS IV, L.P. By: CRP Partners IV, L.L.C., its General Partner		CRP PARTNERS IV, L.L.C.

By:	*	By:	*
	Robert C. Ammerman Managing Member		Robert C. Ammerman Managing Member

*
Robert C. Ammerman

/s/ Jeffrey Potter
Jeffrey Potter, as attorney-in-fact

Page 8 of 9 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey Potter and Robert C. Ammerman, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of this 1st day of February, 2006.

CAPITAL RESOURCE PARTNERS IV, L.P. By: CRP Partners IV, L.L.C., its General Partner		CRP PARTNERS IV, L.L.C.

By:	/s/ Robert C. Ammerman	By:	/s/ Robert C. Ammerman
	Robert C. Ammerman Managing Member		Robert C. Ammerman Managing Member

/s/ Robert C. Ammerman	/s/ Stephen M. Jenks
Robert C. Ammerman	Stephen M. Jenks

/s/ Alexander S. McGrath
Alexander S. McGrath

Page 9 of 9 Pages